SCHEDULE 13G

Amendment No. 7
Apartment Investment & Management Company
Class A Common Stock
Cusip #03748R101


Cusip #03748R101
Item 1:	Reporting Person - FMR LLC
Item 4:	Delaware
Item 5:	163,118
Item 6:	0
Item 7:	9,177,315
Item 8:	0
Item 9:	9,177,315
Item 11:	6.289%
Item 12:	    HC


Cusip #03748R101
Item 1:	Reporting Person - Edward C. Johnson 3d
Item 4:	United States of America
Item 5:	0
Item 6:	0
Item 7:	9,177,315
Item 8:	0
Item 9:	9,177,315
Item 11:	6.289%
Item 12:	IN




	SCHEDULE 13G - TO BE INCLUDED IN
STATEMENTS
	FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)



Item 1(a).	Name of Issuer:

		Apartment Investment & Management
Company

Item 1(b).	Name of Issuer's Principal Executive Offices:

		4582 South Ulster Street Parkway
		Suite 1100
		Denver, CO  80237


Item 2(a).	Name of Person Filing:

		FMR LLC

Item 2(b).	Address or Principal Business Office or, if None,
Residence:

		245 Summer Street, Boston,
Massachusetts  02210

Item 2(c).	Citizenship:

		Not applicable

Item 2(d).	Title of Class of Securities:

		Class A Common Stock

Item 2(e).	CUSIP Number:

		03748R101

Item 3.	This statement is filed pursuant to Rule 13d-1(b) or 13d-2(b)
and the person filing, FMR LLC, is a parent holding company in accordance with Section 240.13d-1(b)(ii)(G). (Note: See
Item 7).

Item 4.	Ownership

	(a)	Amount Beneficially Owned:	9,177,315

	(b)	Percent of Class:	6.289%

	(c)	Number of shares as to which such
person has:

	(i)	sole power to vote or to direct
the vote:	163,118

	(ii)	shared power to vote or to
direct the vote:	0

	(iii)	sole power to dispose or to
direct the disposition of:	9,177,315

	(iv)	shared power to dispose or to
direct the disposition of:	0



Item 5.	Ownership of Five Percent or Less of a Class.

	Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another
Person.

	Various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Common Stock of Apartment Investment
& Management Company. No one person's interest in the Class A Common Stock of Apartment Investment &
Management Company is more than five percent of the total outstanding Class A Common Stock.

Item 7.	Identification and Classification of the Subsidiary Which
Acquired the Security Being Reported on By the Parent
Holding Company.

	See attached Exhibit A.

Item 8.	Identification and Classification of Members of
the Group.

	Not applicable.  See attached Exhibit A.

Item 9.	Notice of Dissolution of Group.

	Not applicable.

Item 10.	Certification.

	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

Signature

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2014
Date

 /s/ Scott C. Goebel
Signature

Scott C. Goebel
Duly authorized under Power of Attorney
effective as of June 1, 2008 by and on behalf of FMR LLC and its direct and indirect subsidiaries


	SCHEDULE 13G - TO BE INCLUDED IN
STATEMENTS
	FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)



	Pursuant to the instructions in Item 7 of Schedule 13G, Fidelity Management & Research Company ("Fidelity"), 245
Summer Street, Boston, Massachusetts 02210, a wholly-owned subsidiary of FMR LLC and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is the beneficial owner of 6,515,331 shares or 4.465% of the Class A Common Stock outstanding of Apartment
Investment & Management Company ("the Company") as a result of acting as investment adviser to various investment companies registered under Section 8 of the Investment
Company Act of 1940.

	Edward C. Johnson 3d and FMR LLC, through its control of Fidelity, and the funds each has sole power to dispose of the 6,515,331 shares owned by the Funds.

	Fidelity SelectCo, LLC ("SelectCo"), 1225 17th Street, Suite 1100, Denver, Colorado 80202, a wholly-owned subsidiary of FMR LLC and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is the beneficial owner of 2,499,045 shares or 1.713% of the Class A Common Stock outstanding of Apartment Investment
& Management Company ("the Company") as a result of acting as investment adviser to various investment companies registered under Section 8 of the Investment Company Act of 1940 (the "SelectCo Funds").

	Edward C. Johnson 3d and FMR LLC, through its control of SelectCo, and the SelectCo Funds each has sole power to dispose of the 2,499,045 owned by the SelectCo
Funds.

	Members of the family of Edward C. Johnson 3d, Chairman of FMR LLC, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC.
The Johnson family group and all other Series B shareholders have entered into a shareholders' voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders' voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC.

	Neither FMR LLC nor Edward C. Johnson 3d,
Chairman of FMR LLC, has the sole power to vote or direct the voting of the shares owned directly by the Fidelity Funds, which power resides with the Funds' Boards of Trustees. Fidelity carries out the voting of the shares under written guidelines established by the Funds' Boards of Trustees.

	Fidelity Management Trust Company, 245 Summer
Street, Boston, Massachusetts 02210, a wholly-owned subsidiary of FMR LLC and a bank as defined in Section
3(a)(6) of the Securities Exchange Act of 1934, is the beneficial owner of 46,071 shares or 0.032% of the Class A
Common Stock outstanding of the Company as a result of its serving as investment manager of the institutional account(s).

	Edward C. Johnson 3d and FMR LLC, through its control of Fidelity Management Trust Company, each has sole dispositive power over 46,071 shares and sole power to vote or to direct the voting of 46,071 shares of Class A Common Stock owned by the institutional account(s) as reported above.

	Strategic Advisers, Inc., 245 Summer Street, Boston,
MA 02210, a wholly-owned subsidiary of FMR LLC and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, provides investment advisory services to individuals. As such, FMR LLC's beneficial ownership includes 20,294 shares, or 0.014%, of the Class A Common Stock outstanding of Apartment Investment
& Management Company, beneficially owned through Strategic Advisers, Inc.

	Pyramis Global Advisors, LLC ("PGALLC"), 900
Salem Street, Smithfield, Rhode Island, 02917, an indirect wholly-owned subsidiary of FMR LLC and an investment adviser registered under Section 203 of the Investment
Advisers Act of 1940, is the beneficial owner of 78,797 shares or 0.054% of the outstanding Class A Common Stock of Apartment Investment & Management Company as a result of its serving as investment adviser to institutional accounts, non-
U.S. mutual funds, or investment companies registered under
Section 8 of the Investment Company Act of 1940 owning such shares.

	Edward C. Johnson 3d and FMR LLC, through its control of PGALLC, each has sole dispositive power over 78,797 shares and sole power to vote or to direct the voting of 78,797 shares of Class A Common Stock owned by the institutional accounts or funds advised by PGALLC as reported above.

	Pyramis Global Advisors Trust Company ("PGATC"),
900 Salem Street, Smithfield, Rhode Island, 02917, an indirect wholly-owned subsidiary of FMR LLC and a bank as defined in Section 3(a)(6) of the Securities Exchange Act of 1934, is the beneficial owner of 17,777 shares or 0.012% of the outstanding Class A Common Stock of the Apartment
Investment & Management Company as a result of its serving as investment manager of institutional accounts owning such shares.

	Edward C. Johnson 3d and FMR LLC, through its control of Pyramis Global Advisors Trust Company, each has sole dispositive power over 17,777 shares and sole power to vote or to direct the voting of 17,777 shares of Class A
Common Stock owned by the institutional accounts managed by PGATC as reported above.



	SCHEDULE 13G - TO BE INCLUDED IN
STATEMENTS
	FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)
	RULE 13d-1(f)(1)  AGREEMENT

	The undersigned persons, on February 13, 2014, agree and consent to the joint filing on their behalf of this Schedule
13G in connection with their beneficial ownership of the Class
A Common Stock of Apartment Investment & Management
Company at December 31, 2013.

	FMR LLC

	By /s/ Scott C. Goebel
	Scott C. Goebel
	Duly authorized under Power of Attorney effective as
of June 1, 2008, by and on behalf of FMR LLC and its direct
and indirect subsidiaries

	Edward C. Johnson 3d

	By /s/ Scott C. Goebel
	Scott C. Goebel
	Duly authorized under Power of Attorney effective as
of June 1, 2008, by and on behalf of Edward C. Johnson 3d

	Fidelity Management & Research Company

	By /s/ Scott C. Goebel
	Scott C. Goebel
	Senior V.P. and General Counsel